Credit Suisse Select Equity Fund, Inc.
Registration No. 333-60675
SUB-ITEM 77D:  Policies with respect to security investments

Effective May 31, 2002, the fund's investment policy was changed to reflect a change in law, as follows: Under normal market conditions, this fund invests at least 80% of net assets, plus any borrowings for investment purposes, in U.S. equity securities.The fund's 80% investment policy is non-fundamental and may be changed by the Board of Directors of the fund to become effective upon at least 60 days' notice to shareholders prior to any such change.Investment in foreign securities is limited to 20% of net assets, plus any borrowings for investment purposes.